Filed pursuant to Rule 433

Registration No. 333-259827

PRICING TERM SHEET

October 5, 2021

General Mills, Inc.

$500,000,000 2.250% Notes due 2031

Issuer:	General Mills, Inc.

Offering Format:	SEC Registered

Trade Date:	October 5, 2021

Settlement Date:

October 14, 2021

We expect to deliver the notes against payment for the notes on the sixth business day following the date of the pricing of the notes (“T+6”). Under Rule 15c6-1 of the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

Day Count Convention:	30 / 360

Title:	2.250% Notes due 2031

Principal Amount:	$500,000,000

Maturity Date:	October 14, 2031

Coupon (Interest Rate):	2.250%

Interest Rate Step Up:	From and including April 14, 2026 (or if such day is not a Business Day, as defined in the preliminary prospectus supplement dated October 5, 2021 (the “Preliminary Prospectus Supplement”), the next succeeding Business Day), the interest rate payable on the notes shall be increased by 25 basis points to 2.500% per year unless we have notified the trustee in writing on or before the date that is 15 days prior to April 14, 2026 in the form of an officers’ certificate that in respect of the year ending May 25, 2025, (i) the Sustainability Performance Target (as defined in the Preliminary Prospectus Supplement) has been satisfied and (ii) we have received a related assurance letter from the External Verifier (as defined in the Preliminary Prospectus Supplement).

Price to Public:	99.920%

Yield to Maturity:	2.259%

Spread to Benchmark Treasury:	+73 bps

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	97-14+ / 1.529%

Interest Payment Dates:	Semi-annually on each April 14 and October 14, commencing April 14, 2022

CUSIP / ISIN:	370334CQ5 / US370334CQ51

Optional Redemption Provisions:
Make-whole Redemption:	At any time prior to July 14, 2031, in whole or in part at any time at our option, make-whole call at Treasury plus 15 basis points plus in each case accrued and unpaid interest to the redemption date. For this purpose, after the Step Up Date (as defined in the Preliminary Prospectus Supplement), interest will be calculated at the Step Up Interest Rate (as defined in the Preliminary Prospectus Supplement), unless the Sustainability Performance Target has been satisfied and we have provided the Satisfaction Notification (as defined in the Preliminary Prospectus Supplement).

Par Redemption:	At any time on or after July 14, 2031, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Joint Book-Running Managers:	BNP Paribas Securities Corp. (Joint Sustainability Coordinator) Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC (Joint Sustainability Coordinator)

Senior Co-Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4553.

Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on October 5, 2021 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.